Schedule 13G/A

CUSIP No. 449172204	Page 1 of 5

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)

HYSTER-YALE MATERIALS HANDLING, INC.

(Name of Issuer)

Class B Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

449172204

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G/A

CUSIP No. 449172204	Page 2 of 5

1	NAME OF REPORTING PERSONS Beatrice B. Taplin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 432,769
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 432,769
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 432,769
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.24%
12	TYPE OF REPORTING PERSON* IN

Schedule 13G/A

CUSIP No. 449172204	Page 3 of 5

Item 1(a).	Nameof Issuer:	Hyster-Yale Materials Handling, Inc.

Item 1(b).	Addressof Issuer’s Principal Executive Offices:	5875 Landerbrook Drive Mayfield Heights, Ohio 44124-4017

Item 2(a).	Nameof Person Filing:	Beatrice B. Taplin

Item 2(b).	Addressor Principal Business Office or, if none, Residence:	11 Cherry Hills Drive Englewood, Colorado 80110

Item 2(c).	Citizenship:	United States of America

Item 2(d).	Titleof Class of Securities:	Class B Common Stock, Par Value $0.01 Per Share

Item 2(e).	CUSIPNumber:	449172204

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e) ☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E)

(f) ☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F)

(g) ☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G)

(h) ☐	Savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i) ☐	Church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j) ☐	Non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J)

(k) ☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with§240.13d-1(b) (1)(ii)(J), please specify the type of institution:

Item 4.	Ownership:

	(a) Amount Beneficially Owned:	432,769

	(b) Percent of Class:	11.24%

	(c) Number of shares as to which such person has:

	(i) sole power to vote or to direct the vote	432,769

	(ii) shared power to vote or to direct the vote	0

	(iii) sole power to dispose or to direct the disposition of	432,769

	(iv) shared power to dispose or to direct the disposition of	0

Item 5.	Ownershipof 5 Percent or Less of a Class:	Not Applicable

Item 6.	Ownershipof More than 5 Percent on Behalf of Another Person:	Not Applicable

Schedule 13G/A

CUSIP No. 449172204	Page 4 of 5

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:	Not Applicable

Item 8.	Identification and Classification of Members of the Group:	Not Applicable

Item 9.	Notice of Dissolution of Group:	Not Applicable

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Schedule 13G/A

CUSIP No. 449172204	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2021

/s/ Beatrice B. Taplin
Signature

Beatrice B. Taplin
Name/Title